

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 7, 2021

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
999 3rd Avenue, Suite 3300
Seattle, WA 98105

   Re: Arrived Homes, LLC
     Post Qualification Amendment on Form 1-A
     Filed June 11, 2021
     File No. 024-11325

Dear Mr. Frazier:

   We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

Post Qualification Amendment on Form 1-A

General

1. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the maximum offering amount have been accepted or (ii) a date determined by the Manager in its sole discretion. On page 154 you disclose that the Manager and Dalmore will review the subscription documentation and that you reserve the right to reject any subscription, for any or no reason at any time prior to a closing. Additionally, it appears that you may terminate an offering for a series at any time prior to the initial closing. As it appears that you have an undetermined time to process subscription requests and can reject a subscription for any reason, please provide us your analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

   We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ruairi Regan at 202-551-3269 or Jonathan Burr at 202-551-5833 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: John Rostum, Esq.